SONASOFT CORP.
6489 Camden Avenue, Suite 105
San Jose, CA 95120

September 4, 2008

Via U.S. mail and facsimile
Barbara C. Jacobs
Division of Corporation Finance

Securities and Exchange Commission
100 F Streat, N.E.
Mail Stop 4561
Washington, D.C. 20649

Re:          Sonasoft Corp.
Amd. 1 to Registration Statement on Form S-1
Filed July 29, 2008
File No. 333-150750

Dear Ms. Jacobs:

We are in receipt of your comment letter dated August 8, 2008 regarding the above referenced filing.  As requested in your letter, we provide a response to the questions raised by the Staff.  For your convenience, the question is listed below, followed by the Company’s response.

Executive Compensation, page 23

1.
We note your response to comment 3 of our letter dated June 4, 2008.  It appears that in the “Option Exercise Price” column of the Outstanding Equity Awards table you have aggregated the exercise prices of the unexercised options held by each of your named executive officers.  The option exercise price should be provided on a per-option basis.  Please note that you are only permitted to aggregate multiple option awards in the table when the expiration dates and the exercise prices of the options are identical.  See Instruction 4 to Item 402(p)(2) of Regulation S-K.  Otherwise, you must provide the information in the table on a per-award basis.

Answer:                           Please note that the Outstanding Equity Awards Table has been amended to include the information on a per-award basis.

Certain Relationships and Related Transactions, page 26

2.
We note your response to comment 5 of our letter dated June 4, 2008.  Please expand your disclosure to provide all of the information required by item 404(a) of Regulation S-K, including the name of the related party and the dollar value of the amount involved in the transaction.

Answer:                           Please be advised that the disclosure has been revised to include the name of the related party and the dollar value of the amount involved in the transaction.

Selling Stockholders, page 27

3.	There seems to be an error in footnote 1, which appears to include information also provided in footnote 6. Please revise the footnote as necessary.

Answer:                           Please note that the footnote has been corrected.

4.
The footnote disclosure to your selling stockholders table indicates that some of your executive officers are selling shares which they received in connection with loans made to or from the company.  See, for example, footnotes 30, 101 and 147.  Please clarify whether these shares were received as loans from the company or in exchange for loans made by the executive officers to the company.

Answer:                           Please be advised that the footnotes have been revised to clarify that the shares were received as loans from the company.

Part II

Item 16.  Exhibits and Financial Statement Schedules, page II-7

5.
We note your response to comment 9 of our letter dated June 4, 2008.  You have not filed the convertible note you issued to Garrett Rajkovich.  Please file the note or explain to us why you are not required to file it.  Also, it appears that some portions of Exhibits 10.7, 10.8 and 10.9 may have been redacted.  Please confirm that you have filed complete copies of each exhibit.  Please note that you may only file redacted versions of exhibits in connection with a request for confidential treatment of material that is exempt from disclosure under the Freedom of Information Act.  See Rule 406 under the Securities Act.

Answer:                           Please be advised that no convertible note was actually issued pursuant to the revised lease.  Please further note that the entire documents have been filed as exhibits 10.7, 10.8, and 10.9.

Item 17.  Undertakings

6.	Please provide the undertaking required by item 512(a)(5)(i) or, in the alternative, Item 512(a)(5)(ii).

Answer:                           Please note that the S-1 has been revised to include the undertaking required by Item 512(a)(5)(ii).

Very truly yours,

Sonasoft Corp.

By:	/s/ Nand (Andy) Khanna
Nand (Andy) Khanna President and Chief Executive Officer